U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

June,2004

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

July 8, 2004

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

NEWS RELEASE No. 13-04

June 16, 2004

ASX Symbol - AGY

HIGH GRADE GOLD AND SILVER RESULTS WITH EPITHERMAL MINERALISATION POTENTIAL LEAD TO ARGOSY ACQUIRING ADDITIONAL GROUND IN NEVADA ADJACENT TO EXISTING CLAIMS

Argosy Minerals Inc (listed on the Australian Stock Exchange – AGY) is pleased to announce further progress at its Nevada, USA gold project.  Following a successful programme of reconnaissance sampling in the area to the north of its existing Gold Creek claims, Argosy has decided to enter into an option purchase agreement over unpatented lode mining claims surrounding the abandoned Diamond Jim silver-lead mine.

The anomalous high grade gold (up to 9.06g/t) and silver (up to 1500g/t) values encountered in the chip sampling programme are encouraging for the identification of epithermal mineralisation typical of  high grade gold – silver mines in Nevada, USA.  Anomalous antimony, zinc and arsenic which are common pathfinder elements for epithermal style mineralisation, have been identified in association with the gold and silver.

The terms of the three year option agreement require Argosy to pay US$20 000 on signature and equal payments of US$20 000 at the end of the first and second years.  The option grants Argosy the right to purchase the property outright for US$1.5 million with option payments being credited towards the purchase price.

Diamond Jim is located 2km northwest of the St Elmo mine in the Gold Creek claims, the focus of current reconnaissance exploration.  Gold was first discovered in this area in 1873 although the Diamond Jim mine was primarily a silver-lead-zinc producer. The attraction to Argosy is the existence of high grade gold mineralisation outcropping to the east of the mine, with the possibility that this mineralisation may be the northerly extension to that encountered at St Elmo.

Important results from the reconnaissance sampling conducted by Argosy in the area surrounding Diamond Jim mine have been achieved and the best results are tabulated below:

Sample	Gold g/t	Silver g/t
A3111	1.71	1
A3112	9.06	3
A3142	3.03	688
A3144	0.71	461
A3156	0.33	455
A3169	0.86	218
A3174	0.55	344
A3176	0.52	410
A3177	1.06	1500

Anomalous gold grades in rock chip samples are dispersed along a 300 metre long, roughly north-south trending crest zone through Rosebud Mountain where the highest elevation reaches 2,489 metres. This zone runs alongside a major north-south to north east trending Induced Polarisation (resistivity) anomaly that was identified by earlier explorers. Together with sample results reported by earlier explorers, grades within the 300 metre long zone range up to 15.4 g/t gold with 11 samples returning more than 4 g/t gold. This zone is interpreted to be a possible fault zone which may be related to the structurally controlled mineralisation at St Elmo.

Argosy is advancing its exploration programme at its Nevada Gold project and is currently planning a drilling programme to further investigate the potential highlighted in this reconnaissance sampling programme.

Information in this report is based on information extracted from consultants’ reports and results of sampling conducted by Argosy, and has been compiled by George Katchan who is a member of the Australasian Institute of Mining and Metallurgy.

George Katchan is a full time employee of Argosy Minerals Inc. and has sufficient experience which is relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.  He is qualified as a Competent Person as defined in the 1999 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”.

ON BEHALF OF THE BOARD

Cecil R. Bond

Chief Executive Officer

For further information contact:

David Russell, Corporate Development Manager	Cecil R Bond, CEO
Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: TUdavid.russell@argosyminerals.com.auUT	Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.